

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 30, 2018

<u>Via E-mail</u>
Karen Fleck
Chief Financial Officer, Vice President and Treasurer
MogulREIT II, Inc.
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

> **Re: MogulREIT II, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed August 24, 2018**
> **File No. 024-10713**

Dear Ms. Fleck:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your disclosure that as of April 30, 2018, you issued an aggregate of 713,092 shares for total gross offering proceeds of approximately $7,100,000 and that you had 8,286,908 shares remaining. It also appears that you are seeking to qualify an additional $50 million in this post-qualification amendment. Please reduce the amount that you are seeking to qualify by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a) of Regulation A and Instruction 1 to Form 1-A for guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Lauren B. Prevost
        Morris, Manning, & Martin, LLP